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05013033

December 1, 2005

SUPPL

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING
DEC 02 2005
WASH. D.C. 158 SECTION

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed its report on the results for the third quarter of 2005.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA

PROCESSED
DEC 06 2005
THOMSON FINANCIAL

ABU DHABI | BEIJING | BRUXELLES | DÜSSELDORF | FRANCFORT | HONG KONG | LONDRES | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPOUR | TOKYO | TORONTO | WASHINGTON, DC

File No. 82-34727

THIRD QUARTER


arcelor

File No. 82-34727

table of contents

message from the Chief Executive Officer

Arcelor's excellent results for the third quarter of 2005 show the company's new-found resilience and the wisdom of its development strategy.

This very strong performance was achieved in the face of difficult market conditions. Customers ran down inventories in the second and third quarters, which put pressure on prices in both Europe and the USA. Arcelor nevertheless generated gross operating profit of more than 1 billion euros. This clearly demonstrates Arcelor's robust position, which is founded on its product mix and operating performance. Another key factor is Arcelor's expansion in the fast-growing Brazilian and Argentine markets, which are characterised by lower production costs but also by demanding end-users.

Within this South American region, the Group will complete the creation of Arcelor Brasil on 10 November. Arcelor Brasil will combine the Group's Brazilian flat and long carbon steel activities (CST, Vega do Sul and Belgo) within a company majority-owned by Arcelor and listed on Brazil's São Paulo stock exchange. Arcelor is Latin America's largest steel producer. Arcelor Brasil is a key vehicle for the Group's expansion in this region, and will strengthen its position both in Brazil and throughout Latin America.

Continuing this international development, while maintaining its excellent European base, is one of Arcelor's main priorities. Arcelor intends to develop its global positions, both through organic growth and earnings-enhancing and reasonably-priced acquisitions in high-growth regions or in specific markets. In keeping with this approach, we consider that the prices obtained during the recent steel privatisations in Turkey (Erdemir) and Ukraine (Kryvorizhstal) – in which Arcelor was a bidder – exceed the levels at which buying these companies would have generated sufficient value for our shareholders. We firmly believe that this disciplined approach is in the best interests of all Arcelor stakeholders, and we are looking at new opportunities to realise our growth strategy, as we have done with great success in Latin America. Finally, we have reached an agreement with Brazilian pension funds to buy voting shares in local firm Acesita, which is one of the world's best-performing stainless steel producers.

Our third-quarter figures prove that Arcelor is now capable of generating returns well in excess of its cost of capital, even at the bottom of the cycle. In the last two years, Arcelor has developed into a very different company. This is due to our constant managerial progress, our successful commercial policy based on innovation and services, and our global expansion.

Guy Dollé
CEO

third quarter **management comments** 2005

HIGHLIGHTS

• On **28 July 2005**, Arcelor announced the combination of all its Brazilian long and flat carbon steels businesses (CST, Vega do Sul and Belgo) in a single company. With the majority stake held by Arcelor, the new company, named Arcelor Brasil, will be listed on Brazil's São Paulo stock exchange. This combination and the stock market flotation of the resulting entity progressed according to schedule. The merged company will be Latin America's largest steel company. Alongside this reorganisation, a major industrial development programme will be implemented, including a 50% increase in CST's production capacity. Arcelor also continued to increase its stake in Brazilian stainless steel producer Acesita.

• On **31 August 2005**, Arcelor acquired Polish steel producer Huta Warszawa from the Lucchini group. Huta Warszawa is based in Warsaw. It has an electric steelworks with annual production capacity of 600,000 tonnes, along with rolling mills that turn out 300,000 of long special steel and alloy products per year. Arcelor will strengthen Huta Warszawa's existing production to meet heavy demand from the Polish construction industry. On July 22, 2005, the Long Carbon Steels sector received transfered to the Spanish group Alfonso Gallardo the three units producing concrete reinforcing bars and frames welded in Spain (Corrugados Azpeitia, Corrugados Getafe, and Corrugados Lasao), which shipped 1.7 million tons in 2004.

• On **14 September 2005**, Arcelor signed a Worldwide Agreement on Principles of Corporate Social Responsibility with the International Metalworkers' Federation (IMF) and the European Metalworkers' Federation (EMF). Arcelor is the world's first steel company to sign such an agreement. The agreement defines fundamental employee rights, such as freedom of choice of employer, non-discrimination, banning of child labour, freedom of association and the right to collective bargaining. It also deals with labour-related matters such as health and safety, the environment, dialogue between management and labour, communication and the forward-looking management of industrial and economic change. A joint committee will monitor the introduction and application of the agreement.

• On **20 September 2005**, Arcelor was selected to join the Dow Jones Sustainability Index (DJSI) World index. This is one of the world's leading socially responsible investment indexes. Arcelor's inclusion is a recognition of its industry-leading environmental performance, along with its employee relations and financial performance, which are above-average for the steel industry. Alongside Dofasco and Posco, Arcelor is one of three steel companies included in the index, which features the world's top 250 companies in terms of sustainable development. Arcelor's inclusion in the DJSI means that it is now included in all the leading sustainable development indexes and registers, i.e. the FTSE4Good Index Europe index, the Global 100 Most Sustainable Corporations in the World, Ethibel's Investment Register and Vigeo's Advanced Sustainable Performance Index.

• On **28 September 2005**, production started at the new steelworks on the UGINE & ALZ Carinox site in Charleroi, Belgium. The new Carinox plant represents an investment of EUR 241 million, and has the capacity to produce 1 million tonnes of stainless steel per year. It will replace two smaller, non-integrated steelworks.

• On **14 October 2005**, a new galvanising line came into service at the Mardyck plant in France. The new facility is capable of processing 400,000 tonnes of steel per year, and replaces the former electro-galvanising line. This major investment increases the Mardyck plant's galvanisation capacity to 880,000 tonnes per year. It enhances Arcelor's global galvanisation operations, which include facilities in Europe, the North America, Brazil, Turkey, China, and Russia soon, and will help the Group to meet constantly growing demand from carmakers.

STOCKMARKET INFORMATION

Share price performance over the last 22 months (January 2004 – October 2005)



Base: 1 January 2004 = 100
150
125
100
75
01.04
03.04
05.04
07.04
09.04
11.04
01.05
03.05
05.05
07.05
09.05
Stockmarket data
Share price at 18 February 2002 (Euronext Paris): €14.99
Share price at 14 October 2005 (Euronext Paris): €18.84
Market capitalisation at 18 February 2002: €7,739 million
Market capitalisation at 14 October 2005: €12,053 million (+55%)
Arcelor
MSCI Metals and Mining
CAC40
Eurostoxx50

Long-term performance

Since Arcelor's shares were first listed, both they and the MSCI[1] Metals and Mining World index have outperformed the financial markets by around 33%.

The mining sector has outperformed the steel sector by 9%. This outperformance has intensified in the last few months, due in particular to market expectations of higher iron ore prices in 2006 based on latest statistics showing growth in Chinese steel production.

Medium-term performance

Since 1 January 2004, Arcelor's share price and the MSCI index have gained 36%, while the financial markets in general have risen by 22%.

Short-term performance

On 1 January 2005, Arcelor's share price was €17.22. Since then, it has risen by 9.4%, as opposed to a 29.4% increase in the MSCI index and a 14.5% rally in the broad financial markets. The recent decline in the markets has been driven mainly by expectations of higher interest rates and concerns about growth.

Arcelor has outperformed its main rivals in the steel sector[2], which has gained 1.4% since the start of the year. Sector performances vary widely between geographical zones. South America: -6.5%, North America: -14.5%, Europe: +3.3% and Asia: +11.25%. With respect to its main European competitors, Arcelor's valuation reflects its superior strategic position.

News

The financial markets responded well to Arcelor's refusal to overpay for the Turkish steelmaker Erdemir and Ukranian steel producer Krivorozhstal, since this demonstrates the company's financial discipline. The markets are now waiting to see whether the Laiwu acquisition in China will be completed, and are carefully analysing the impact of such acquisitions on Arcelor's return on capital.

[1] Morgan Stanley Capital International.
[2] Arcelor, Corus, Thyssen-Krupp, Mittal, US Steel, Nucor, Dofasco, Nippon Steel, CST, CSN, Belgo-Mineira, Usiminas, Gerdau, JFE, Baosteel, Erdemir, Tata, Severstal, Posco.

ECONOMIC ENVIRONMENT

World economic growth

Surging oil prices represent a major factor affecting the world economy in 2005. Nevertheless, they will have only a limited impact on growth, which will remain firm, underpinned by US activity and development in China In Central and South America, growth is set to remain robust in 2005, with Brazil seeing an acceleration in the second half. Strong economic growth is also being seen in Asia ex-Japan, particularly in China and India. In Japan and the eurozone, however, growth remains weak. This is due to a slowdown in internal demand and the negative impact of high oil prices on exports. Nevertheless, the European Union's new member countries are continuing to enjoy good levels of activity.

The world steel industry

In the first nine months of the year, worldwide crude steel production was 6.3% higher than in the same period of 2004. Asia accounted for 52% of worldwide production, the European Union (EU25) 16% and North America 11%.

In the European Union (EU25), crude steel production fell by 4.2% in the first nine months of 2005. In Poland, the decline was 24%, while the Czech Republic's production dropped by 16%. In the EU15, the decline was limited to 2.6%. Production fell sharply in some countries, such as Luxembourg and France, but rose in others, like Austria, Italy and the Netherlands. Apparent consumption of finished products is likely to fall by 5.1% in full-year 2005. Spot steel prices stopped falling and have stabilised since September. They even increased slightly in some regions.

In the USA, some surplus inventories - resulting from the 15% increase in apparent consumption in 2004 - were run down in the third quarter. In the first nine months of the year, US crude steel production fell by 6.2%. Apparent consumption is likely to decline by around 5.5% in full-year 2005.

In China, crude steel production rose by 27.4% in the first nine months of 2005. During the same period, China imported 17.2 million tonnes of steel products and exported 13.14 million tonnes. China's apparent consumption is set to grow at the slower pace of around 10.3% in 2005, due to large inventories.

In Japan, crude steel production was stable year-on-year in the first nine months of 2005, showing a rise of 0.7%. Apparent consumption is likely to grow by 2.6% in the year as a whole.

Crude steel production in Russia was also stable in the first nine months (+0.7%), while in Ukraine it fell by 1.9%. In Central and Eastern Europe, apparent steel consumption is set to rise by 1.6% in 2005, with actual consumption up 6%.

In Turkey, crude steel production rose by 1.3% in the first nine months of the year. Apparent consumption of finished products is likely to show growth of 3.8% over the full year, while actual consumption is set to rise by around 7.0%.

In Brazil, crude steel production fell by 4.1% in the first nine months of 2005.

Worldwide crude steel production (*)

In millions of tonnes	9 months 2004	9 months 2005	Change 2005/2004 %
World (**)	**770,210**	**818,946**	**+6.3**
Western Europe (***)	166,163	160,026	-3.7
EU25	144,819	138,770	-4.2
EU15	125,730	122,502	-2.6
Central and Eastern Europe (****)	83,599	82,714	-1.1
Russia	48,050	48,408	+0.7
North and Central America	99,688	94,570	-5.1
USA	73,979	69,418	-6.2
South America	34,287	33,782	-1.5
Brazil	24,658	23,656	-4.1
Asia	357,883	417,094	+16.5
China	200,397	255,286	+27.4
Japan	83,966	84,560	+0.7
Other countries	28,590	30,758	+7.6

(*) IISI estimates, October 2005.

(**) World = 61 countries representing 98% of worldwide crude steel production.

(***) Western Europe = EU25 + other European countries (Croatia, Norway, Romania, Serbia and Montenegro, Turkey).

(****) Central and Eastern Europe = Belarus, Kazakhstan, Moldova, Russia, Ukraine, Uzbekistan.

Arcelor's main markets

Actual steel consumption in the EU15 was practically unchanged year-on-year in the first half of 2005, while apparent consumption fell significantly. This was due to substantial inventory reductions in almost all product categories during the second quarter. In 2005 as a whole, actual consumption of finished products should show continued growth of just under 1%. The decision by steel producers - and Arcelor in particular - to limit supply by intentionally cutting production enabled to come back to a normal situation in the fourth quarter of 2005. In long products, the recovery is already underway. In flat products, order backlogs have grown substantially.

Europe's mechanical engineering industry is still seeing firm growth, due to robust export activity. The domestic appliances industry is stable in the EU15. Growth resulting from rising ownership rates among consumers in developing countries is benefiting the European Union's new members, where Western European companies are relocating production. In the auto industry, vehicle production volumes are down on 2004. In construction, activity levels have increased overall, although trends vary widely between countries. Residential construction is growing at a rapid pace (except in Germany), due to low interest rates. The non-residential segment, however, is suffering from falling investment and under-utilisation of existing capacity. The metalworking industry is showing signs of weakness in most European countries. However, it is still growing in new EU member countries, which are continuing to see rapid expansion in industrial activity. Since early September, apparent demand in Europe has picked up, but remains below-average.

In the USA, customer inventories were high at the start of the third quarter. Demand remained weak, and prices had fallen significantly. However, the market has recovered since August, with rising demand and falling inventories. Higher scrap metal prices enabled local players to raise prices in September.

In China, the market remains buoyant. Demand from most steel users remains firm. However, there is a risk of an increase in Chinese inventories, since local production is growing faster than actual demand. As a result, prices for commodity products are falling. Nevertheless, the market trend remains positive for value-added products.

BUSINESS COMMENTARY, THIRD QUARTER 2005

Arcelor posts a remarkable EUR 1.1 billion EBITDA for the third quarter and EUR 4.5 billion for the first nine months of the year. This result was achieved in a context of adverse market conditions. The third quarter cumulated higher costs due to strong raw materials price increases, unfavourable market conditions due to excess inventories, weak demand and seasonal effects.

This performance clearly reflects the resilience of Arcelor. It is essentially due to its product mix, its expansion in Brazil and Argentina, growth areas which combine low cost basis and high end markets.

Flat carbon steel prices reached their low point of the year while shipments have started recovering with improved market conditions. Shipments and therefore production levels have continued to be adjusted to market needs and should increase only moderately during the last quarter except seasonality effects.

Furthermore, Arcelor is going to complete the creation and listing of Arcelor Brasil in November, combining flat carbon activities as well as long carbon steels. Finally, Arcelor has recently acquired control of Acesita, the sole South American stainless producer.

Consolidated results

Arcelor has prepared its consolidated financial information according to International Financial Reporting Standards (IFRS) since 2002. Revised IFRS standards are applicable as of 2005 in accordance with the deadline set by the European Union. The resulting changes had no impact on the Group's consolidated financial position in the third quarter of 2005, and are unlikely to have any significant impact on the Group's consolidated financial position in the fourth quarters.

Key figures

In millions of euros	Third quarter 2004	9 months 2004	Third quarter 2005	9 months 2005
Revenues	7,152	21,745	7,481	24,259
Gross operating result	1,098	2,877	1,122	4,505
Operating result	835	2,072	800	3,443
Net result, Group share	629	1,494	657	2,594
Earnings per share (in euros)	1.11	2.87	1.07*	4.23**

*Taking into account an average number of 639 774 327 of outstanding shares and excluding 25 561 531 treasury shares over the period.
**Taking into account an average number of 639 774 327 of outstanding shares and excluding 26 180 522 treasury shares over the period.

Consolidated revenues for the Group for the first nine months of 2005 amounted to EUR 24,259 million compared to EUR 21,745 million for the same period last year (+6.7% on a comparable basis). **Net consolidated result**, Group share, was EUR 2,594 million for the first nine months of 2005, compared with EUR 1,494 million at 30 September 2004.

At EUR 7,481 million for the third quarter of 2005 compared to EUR 7,152 million for the same period last year, **consolidated revenues** increased by 4.6% (0.9% on a comparable basis). Despite a severe drop in shipped volumes, this evolution confirms the good resilience of average selling prices. Consolidated **gross operating result** for the third quarter amounted to EUR 1,122 million compared to EUR 1,098 million for the third quarter 2004, or a 15.0% margin against a 15.4% margin for the same period of 2004 showing good control of inventories and progression on management gains despite the strong slowdown in production. Gross operating results incorporate several non-recurring items (capital gains of EUR 96 million due to the disposal of the Spanish facilities).

Consolidated **gross operating result for the nine months** up to 30 September amounted to EUR 4,505 million or 18.6% margin compared to EUR 2,877 million or 13.2% for the same period of last year.

Quarterly consolidated operating result was EUR 800 million for the third quarter of 2005 versus EUR 835 million for the equivalent period last year, which corresponds to a 10.7% margin versus 11.7% respectively.

After a financial result of EUR -62 million, a contribution from associates of EUR 90 million and income tax of EUR 87 million, consolidated quarterly net result, Group share was EUR 657 million compared to EUR 629 million for the same period last year.

Net financial debt

In millions of euros	31 December 2004	30 June 2005	30 September 2005
Shareholders' equity*	12,317	14,785	15,532
Net financial debt	2,512	1,813	1,428
Net financial debt / Shareholders' equity*	0.20	0.12	0.09

**Including minority interests.*

At EUR 1,428 million, **net financial debt** decreased by EUR 1,084 million at 30 September 2005 compared to EUR 2,512 million at 31 December 2004 and by EUR 385 million compared to 30 June 2005. The net debt-to-equity ratio (including minority interests) decreased to 0.09 from 0.12 at 30 June, and 0.20 at 31 December 2004.

Cash-flow from operations amounted to EUR 2,911 million for the first nine months of the year to be compared with EUR 2,004 million for the first six months of 2005 and EUR 3,205 million for the full year 2004. This favourable evolution is explained by margin improvements and control of working capital requirements, mainly through management of inventory levels despite raw materials cost increases. Capital expenditures at EUR 1,249 million (intangible, tangible) for the first nine months include the expansion of CST in Brazil.

Analysis by business sector

Flat Carbon Steels

In millions of euros	2004 (12 months)	Third quarter 2004 (3 months)	9 months 2004	Third quarter 2005 (3 months)	9 months 2005
Revenues	16,139	3,769	11,459	3,875	13,540
Gross operating profit	2,299	507	1,391	644	3,025
Operating profit	1,666	348	940	428	2,392
Crude steel production (in millions of tonnes)	31.9	7.5	22.9	7.7	24.8
Shipments (in millions of tonnes)	28.4	6.0	20.2	6.0	21.2

Crude steel production in the Flat Carbon Steel sector totalled 7.7 million tonnes in the third quarter of 2005. In Europe, production fell by comparison with the year-earlier period. This was because the Group decided to reduce production given the decline in apparent steel consumption and inventory rundowns by customers, and the closure of one blast furnace in Liège (Belgium).

Shipments in the Flat Carbon Steel sector amounted to 6 million tonnes. Excluding Brazil, shipments fell year-on-year in the third quarter of 2005, with shipments to the manufacturing sector falling particularly sharply.

Flat Carbon Steel **revenues** came in at 3,875 million euros in the third quarter of 2005, up from 3,769 million euros in the third quarter of 2004. In the first nine months of 2005, revenues rose by 6% at constant scope. This was due to higher average selling prices, which more than offset the significant fall in volumes sold to manufacturing customers and, to a lesser extent, automotive customers in Europe.

At EUR 644 million, compared to EUR 507 million for the third quarter 2004, **gross operating result**, generating a margin of 16.6% compared to a 2004 margin of 13.5% shows a structural improvement despite a shipments decrease by 1.7 million tons compared to second quarter. This decrease was due to annual seasonal effects and to necessary adjustments to demand in an environment of sharp rise of raw materials costs and the impact of the Brazilian Real evolution against the dollar. Despite a noticeable contraction in general industry selling prices during the third quarter, average selling prices remain higher than last year except for Brazil where slab prices decreased substantially.

Gross operating result for the nine months up to 30 September 2005 amounted to EUR 3,025 million compared with EUR 1,391 million for the same period of last year or a 22.3% margin compared to 12.1% respectively.

Quarterly operating result was EUR 428 million for the third quarter of 2005 versus EUR 348 million for the equivalent period last year, which corresponds to a 11.0% margin versus 9.2% respectively.

Operating result for the nine months amounted to EUR 2,392 million, a 17.7% margin compared to EUR 940 million for the same period of 2004, 8.2% margin.

Sales to the manufacturing sector suffered from the widespread gloom in the European economy. The Group's decision to reduce supply by cutting production meant that the fall in volumes was offset by higher average prices.
Business levels in the European automotive sector also stagnated. However, commercial incentives introduced by carmakers in the third quarter meant that a decline was avoided. Overall, Arcelor kept its sales volumes stable relative to 2004. In Turkey, growth in the auto industry is boosting sales of all Arcelor automotive products. Arcelor is the leading supplier to the South American auto industry, and is benefiting from this market's excellent performance. Shipments from its Vega do Sul plant in Brazil increased in the third quarter.
In the packaging sector, higher selling prices were not sufficient to cover the increase in raw materials and transportation costs. This resulted in a slight fall in gross operating profit relative to 2004.

Expansion of CST (50% or 2.5 million tons of flat carbon steel) is on time with a higher cost due to the Brazilian Real evolution against the US Dollar.

A new hot dip galvanizing line has recently been commissioned at Mardyck (France) comforting the positive product mix evolution of the flat carbon activity.

Long Carbon Steels

In millions of euros	2004 (12 months)	Third quarter 2004 (3 months)	9 months 2004	Third quarter 2005 (3 months)	9 months 2005
Revenues	6,221	1,644	4,571	1,758	4,944
Gross operating profit	1,287	409	947	380	1,036
Operating profit	1,078	379	819	313	831
Crude steel production (in millions of tonnes)	12.6	3.1	9.4	2.6	8.5
Shipments (in millions of tonnes)	13.4	3.3	10.1	3.0	9.1

Crude steel production in the Long Carbon Steel sector totalled 2.6 million tonnes in the third quarter of 2005. It amounted to 1,426 thousand tons in Europe compared to 1,859 thousand tons for the third quarter 2004 while production in Latin America was 1,162 thousand tons during the third quarter compared to 1,219 thousand tons for the same period last year.

Shipment for the third quarter were 1,798 thousand tons in Europe (which exclude divestments in Spain) and 1,178 thousand tons in Americas compared to 2,126 thousand tons and1,149 thousand tons respectively for the same period last year. Shipments have strongly recovered in September in Europe.

Revenues for the Long Carbon Steel activity reached EUR 1,758 million, compared with EUR 1,644 million for the third quarter of 2004, increasing 11.3% (on a comparable basis) reflecting a recovery compared to the first and second quarter.

Gross Operating result was EUR 380 million compared to EUR 409 million for the third quarter last year. All European activities except wire drawing have experienced improved volumes effect while activity in Americas was hit by lower overall exports pricing, the South American margins remaining stable at high levels on the domestic markets.

Gross operating result for the nine months up to 30 September 2005 amounted to EUR 1,036 million compared with EUR 947 million for the same period of last year

Quarterly operating result was EUR 313 million for the third quarter of 2005 versus EUR 379 million for the equivalent period last year, which corresponds to a 17.8% margin versus 23.1% respectively.

Operating result for the nine months reached EUR 831 million or a margin of 16.8% compared to EUR 819 million, or a margin of 17.9% for the same period last year.

Sales of sections fell in Northern Europe after a very strong summer due to a substantial increase in scrap metal prices. There was no recovery in actual consumption, and so orders declined. Arcelor successfully increased prices in line with the rise in raw materials costs. In Spain, sales were robust, and benefited from the prospect of higher scrap metal prices. In Portugal, sales remained strong after a difficult period. Business levels in Eastern Europe and export markets also remained firm.

Concrete reinforcing bar prices stabilised at a high level. However, demand weakened due to speculation on future scrap metal prices. The exceptions were Poland and Spain, where both business levels and prices stayed strong. Merchant steel activity was normal, and prices were reasonable.

Sales of beams recovered in Europe, and remained decent in export markets, despite ongoing pressure on prices.

Pursuing an active portfolio management and to take advantage of future growth prospects the long carbon activity divested three processing mills in Spain (Azpeita, Lasao and Getafe) and acquired Huta Warszawa in Poland to produce approximately 700 thousand tons of long construction products.

Stainless steels and Alloys

In millions of euros	2004 (12 months)	Third quarter 2004 (3 months)	9 months 2004	Third quarter 2005 (3 months)	9 months 2005
Revenues	4,577	1,017	3,418	854	2,829
Gross operating profit	258	51	160	14	165
Operating profit	117	8	50	-9	50
Crude steel production (in millions of tonnes)	2.45	0.48	1.88	0.33	1.16
Shipments (in millions of tonnes)	2.1	0.45	1.65	0.27	1.05

Crude steel production in the Stainless Steels and Alloys sector totalled 328,000 tonnes in the third quarter of 2005, compared to 483 thousand tons for the third quarter 2004 thus translating the transfer of the specialty plate activity to the sector "others"(116 thousand tons produced by Industeel for the third quarter in 2004).
Shipments were 274 thousand tons for the third quarter, compared to 450 thousand tons for the same period last year which included 96 thousand tons shipped by Industeel.

Revenues in the first nine months of 2005 were 2,819 million euros, down 17% from 3,418 million euros in the year-earlier period. At constant scope, however, revenues were similar to those for the first nine months of 2004 (2,812 million euros). Given the 14% fall in volumes at constant scope, this performance was mainly due to a sharp increase in alloy surcharges, which offset the fall in base prices.

Gross operating profit totalled 165 million euros in the first nine months of 2005, up from 160 million euros (139 million at constant scope) in the year-earlier period. This increase came despite the squeeze caused by falling prices and volumes. It was driven by the non-recurrence of various negative factors that occurred in 2004 following restructuring in the Stainless Steels and Alloys sector, but was primarily the result of significant efficiency gains.

Gross operating profit came in at 14 million euros in the third quarter. This was down sharply on the 57 million figure seen in the second quarter, due to very weak demand and a sharp deterioration in base prices.

After rising to an average of 16,000 dollars per tonne in the first half, nickel prices fell to an average of 14,600 dollars in the third quarter. This was driven by reduced demand from stainless steel producers, along with good availability of the metal. Nickel prices continued to fall at the start of the fourth quarter. After rising in the second quarter, chromium prices also declined in the third quarter and at the start of the fourth.

In **flat products**, third-quarter business levels remained firm despite the operating environment being much less positive than in the first half.

- In Europe, the fall in demand seen in the first half intensified in the third quarter. Base prices - particularly for austenitic products - fell sharply as a result of this weak demand, as well as the high level of inventories, new production capacity, contracting export markets and higher alloy surcharges. Production was stopped several times in response to weak demand and the need to keep a firm grip on expenses and inventories. At the start of the fourth quarter, short-term demand started to recover and, together with a fall in alloy surcharges, this could lead later to a gradual improvement in base prices.
- In Brazil, prices and volumes remain under pressure due to the decline in international markets, the adverse macroeconomic environment (higher interest rates, the rally in the Brazilian real against the US dollar), high inventories and growing imports.
- Although Asian markets remained strong in the first quarter, they deteriorated rapidly in the second and third. In China, prices continued to fall due to rising supply, caused by production capacity growing faster than demand.
- In the USA, prices also remained under pressure, due to higher imports among other factors. However, prices remain higher in the USA than in Europe and Asia.

In **long products**, demand fell in the third quarter, although pressure on prices remained slightly less severe than in flat products. As a result, earnings held up better in this segment.

One of the third quarter's highlights was the start of production at the new Ugine & Alz Carinox steelworks, which took place on schedule on 28 September 2005. The plant is now in its qualification phase and is building up to full production. It has the capacity to produce 1 million tonnes of stainless steel per year, and gives UGINE&ALZ an integrated site combining steel production and hot-rolling operations.

On 6 and 26 October, Arcelor reached a final agreement with three Brazilian pension funds allowing Arcelor to acquire ordinary shares in Brazilian stainless steel producer Acesita SA representing around 37% of its voting capital. As a result, Arcelor will become the controlling shareholder of Acesita, holding 75.74% of the common (voting) shares of Acesita and 39,98% of the total capital of that company.
Acesita is one of the world's most productive and profitable stainless steel producers, and its domestic market is generating sustained growth. This deal reflects Arcelor's long-standing commitment to Brazil, and gives it a high-quality and low-cost steel production platform.

Arcelor Steel Solutions and Services (A3S)

In millions of euros	2004 (12 months)	Third quarter 2004 (3 months)	9 months 2004	Third quarter 2005 (3 months)	9 months 2005
Revenues	8,267	1,905	5,902	2,042	6,445
Gross operating profit	513	128	375	54	230
Operating profit	395	106	294	52	158
Volumes sold (in millions of tonnes)	14.9	3.6	11.1	3.3	10.2
From Arcelor (in millions of tonnes)	11.4	2.5	7.9	2.4	7.5
From outside Arcelor (in millions of tonnes)	4.5	1.0	3.2	0.9	2.6

A3S generated revenues of 2,042 million euros in the third quarter of 2005, up from 1,905 million euros in the year-earlier period. In the first nine months of 2005, revenues totalled 6,445 million euros, an increase of 9.2% with respect to the 5,902 million euros achieved in the first nine months of 2004. At constant scope, revenues grew by 9.6%. This was despite a 7% fall in volumes sold, and resulted directly from the sharp increase in steel prices that started in the second quarter of 2004.

Overall, and at constant scope, lower volumes dragged down **revenues** in the first nine months of 2005 by 369 million euros year-on-year. However, higher prices boosted revenues by 1,074 million euros.

Gross operating profit in the first nine months came in at 230 million euros, down from 375 million in the year-earlier period.

Quarterly operating result was EUR 52 million for the third quarter of 2005 versus EUR 106 million for the equivalent period last year, which corresponds to a 2.5% margin versus 5.6% respectively.

Operating result for the nine months reached EUR 158 million or a margin of 2.5% compared to EUR 294 million, or a margin of 5.0% for the same period last year.

All A3S business segments saw a fall in volumes sold.

Arcelor Distribution's volumes declined by 4% at constant scope with respect to the first nine months of 2004, although average selling prices per tonne rose by 5%. As a result, revenues were near-flat at constant scope.

Arcelor Construction's revenues fell slightly at constant scope. Volumes sold were down 15% year-on-year, due to tough economic and weather conditions in early 2005. Average selling prices per tonne were substantially higher than in the year-earlier period.

Volumes at **Arcelor Steel Service Centres** fell significantly at constant scope. However, revenues rose by 9%, due to selling prices almost 22% higher than during the first nine months of 2004.

Arcelor Projects saw a slight decline in shipments, but also benefited from a sharp 27% rise in selling prices. As a result, its revenues jumped by almost 25%.

Finally, **Arcelor International** posted revenue growth of 32% at constant scope, despite a 1% fall in volumes. Average selling prices per tonne increased by 33% in the first nine months of 2005.

Inventory reductions continued in the third quarter, although economic activity remained weak, particularly in Western Europe.

File No. 82-34727

OUTLOOK

During the first nine months of 2005 world production of steel has increased by 6.3% compared to the same period last year outgrowing a real consumption estimated between 3.5% and 5%.This led to a significant growth of inventories during the first half of 2005 after a sustained market over supply at the end of 2004.

For the first time in a long period, players around the world, excepting Asia, have adjusted their shipments and subsequently their production in an effort to adjust closely to the needs of the markets. This clearly leads to a healthier situation with a sharp drop of inventories in North America and in Europe and a stabilisation of spot selling prices.

In this environment, order books for flat carbon products are improving and inventories are at normal levels whereas good improvements are already observed for long carbon products where inventories are low. With imports remaining stable, apparent consumption should rebound to align with real consumption.

With the growth of Arcelor in Brazil and Argentina where the Group is now the number one Latin American player and with the significant progress achieved by most of its European operations, Arcelor confirms that 2005 results will show a very strong performance and an ability to adapt to the cycles. The group will pursue its active and disciplined approach to external growth opportunities across the world, evaluating specific projects.

This report contains certain forward-looking statements regarding anticipated market movements and the future prospects of Arcelor. While these statements are based on the Company's best estimates as of the date of publication, actual results will vary depending on market conditions, actions taken by competitors, consumer demand, steel prices, economic conditions and other factors.

financial statements

CONSOLIDATED BALANCE SHEET

Assets

In million of euros	31 december 2004 1	30 september 2005 2	Variation 1 / 2
Non current Assets	**15,249**	**16,220**	**+971**
- Intangible assets	157	149	-8
- Property plant & equipment	11,230	12,170	+940
- Investments under equity method	1,366	1,570	+204
- Other investments	528	503	-25
- Receivables & other financial assets	684	803	+119
- Deferred tax assets	1,284	1,025	-259
Current Assets	**15,973**	**17,016**	**+1,043**
- Inventories	6,801	7,479	+678
- Trade receivables	3,757	3,611	-146
- Other receivables	1,372	1,704	+332
- Cash & Cash equivalents	4,043	4,222	+179
TOTAL ASSETS	**31,222**	**33,236**	**+2,014**

Equity and liabilities

In million of euros	31 december 2004 1	30 september 2005 2	Variation 1 / 2
Shareholders'equity	**10,902**	**13,635**	**+2,733**
Minority interests	**1,415**	**1,897**	**+482**
Non current liabilities	**8,518**	**8,609**	**+91**
- Interest bearing liabilities	4,348	4,282	-66
- Employee benefits	1,652	1,698	+46
- Provisions for contract termination benefits	887	843	-44
- Other provisions	920	1,045	+125
- Deferred tax provisions	629	564	-65
- Others liabilities	82	177	+95
Current liabilities	**10,387**	**9,095**	**-1,292**
- Trade payables	4,997	4,594	-403
- Interest bearing liabilities	2,293	1,455	-838
- Other amounts payables	2,848	2,802	-46
- Provisions for contract termination benefits	50	36	-14
- Other provisions	199	208	+9
TOTAL SHAREHOLDERS'EQUITY, MINORITY INTERESTS AND LIABILITIES	**31,222**	**33,236**	**+2,014**

CONDENSED CONSOLIDATED INCOME STATEMENT

In million of euros	30 september 2004 (9 months) 1	30 september 2005 (9 months) 2
REVENUE	**21,745**	**24,259**
Gross operating income (EBITDA)	**2,877**	**4,505**
Amortisation and depreciation	-846	-1,062
Amortisation of goodwill	41	0
Operating result (EBIT)	**2,072**	**3,443**
Net financing costs	-171	-141
Share in the results of equity accounted companies	346	255
Profit (Loss) before tax	**2,247**	**3,557**
Income tax	-506	-606
Profit (Loss) after tax	**1,741**	**2,951**
Minority Interests	-247	-357
NET PROFIT (Loss) group share	**1,494**	**2,594**

CONDENSED CONSOLIDATED INCOME STATEMENT (QUARTERLY EVOLUTION)

In million of euros	1st Q. 2004	2nd Q. 2004	Total Half-Year 2004	3rd Q. 2004	Total 30 sept 2004	4th Q. 2004	Total Year 2004
REVENUE	**6,899**	**7,694**	**14,593**	**7,152**	**21,745**	**8,431**	**30,176**
Gross operating income (EBITDA)	**696**	**1,083**	**1,779**	**1,098**	**2,877**	**1,464**	**4,341**
Amortisation and depreciation	-287	-255	-542	-304	-846	-379	-1,225
Amortisation of goodwill	0	0	0	41	41	37	78
Operating result (EBIT)	**409**	**828**	**1,237**	**835**	**2,072**	**1,122**	**3,194**
Net financing costs	-92	-42	-134	-37	-171	-196	-367
Share in the results of equity accounted companies	78	110	188	158	346	67	413
Profit (Loss) before tax	**395**	**896**	**1,291**	**956**	**2,247**	**993**	**3,240**
Income tax	-110	-195	-305	-201	-506	-17	-523
Profit (Loss) after tax	**285**	**701**	**986**	**755**	**1,741**	**976**	**2,717**
Minority Interests	-51	-70	-121	-126	-247	-156	-403
NET PROFIT (Loss) group share	**234**	**631**	**865**	**629**	**1,494**	**820**	**2,314**

In million of euros	1st Q. 2005	2nd Q. 2005	Total Half-Year 2005	3rd Q. 2005	Total 30 sept 2005
REVENUE	**8,136**	**8,642**	**16,778**	**7,481**	**24,259**
Gross operating income (EBITDA)	**1,697**	**1,686**	**3,383**	**1,122**	**4,505**
Amortisation and depreciation	-309	-431	-740	-322	-1,062
Amortisation of goodwill	0	0	0	0	0
Operating result (EBIT)	**1,388**	**1,255**	**2,643**	**800**	**3,443**
Net financing costs	-46	-33	-79	-62	-141
Share in the results of equity accounted companies	71	94	165	90	255
Profit (Loss) before tax	**1,413**	**1,316**	**2,729**	**828**	**3,557**
Income tax	-374	-145	-519	-87	-606
Profit (Loss) after tax	**1,039**	**1,171**	**2,210**	**741**	**2,951**
Minority Interests	-105	-168	-273	-84	-357
NET PROFIT (Loss) group share	**934**	**1,003**	**1,937**	**657**	**2,594**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'EQUITY

In million of euros	Subscribed capital	Share premium	Own shares	Oter consolidated reserve	Foreign currency translation	Shareolders' equity	Minority interests	Total
31.12.2004	**3,199**	**5,397**	**-364**	**3,073**	**-403**	**10,902**	**1,415**	**12,317**
Increase of capital								
Profit for the period				2,594		2,594	357	2,951
Foreign exchange differences					479	479	248	727
Dividends paid				-399		-399	-108	-507
Utilisation and results own shares disposal			26			26		26
Other movements and acquisitions of minority interests				32		32	-15	17
30.09.2005	**3,199**	**5,397**	**-338**	**5,300**	**76**	**13,634**	**1,897**	**15,531**
Variation 9 months			26	2,227	479	2,732	482	3,214

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

In million of euros	30 september 2004 (9 months)	30 september 2005 (9 months)
CASH FLOWS FROM OPERATING ACTIVITIES	**1,847**	**2,911**
Investing activities		
Acquisitions of tangible and intangible assets	-821	-1,249
Others	209	92
CASH FLOWS FROM INVESTING ACTIVITIES	**-612**	**-1,157**
Financing activities		
Proceeds from the issue of share capital	-53	12
Capital increase Arcelor	1,136	-
Dividends paid	-249	-507
Net servicing of borrowing	-397	-1,214
Acquisition of 4.56% minority shares in Aceralia	-92	-
CASH FLOWS FROM FINANCING ACTIVITIES	**345**	**-1,709**
Effect of exchange rate fluctuations on cash held	17	134
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,597**	**179**
Cash and cash equivalents at the beginning of the period	**1,890**	**4,043**
Cash and cash equivalents at the end of the period	**3,487**	**4,222**

NET FINANCIAL DEBT

In million of euros	31 December 2004	30 June 2005	30 September 2005
Shareholders'equity (Group share)	10,902	13,000	13,635
Minority interests	1,415	1,785	1,897
Total Shareholders'equity*	12,317	14,785	15,532
Net negative goodwill	0	0	0
Shareholders funds	12,317	14,785	15,532
Net financial debt	2,512	1,813	1,428
Net financial debt/Shareholders'equity*	20.4%	12.3%	9.2%

* Including minority interests.

KEY FINANCIAL DATA FOR THE GROUP

In million of euros	Year 2004 (12 months)	30 september 2004 (9 months)	30 september 2005 (9 months)
Revenue	30,176	21,745	24,259
Change			11.6%
Change at comparable structure			6.7%
Gross operating result (EBITDA)	4,341	2,877	4,505
% of revenues	14.4%	13.2%	18.6%
Operating result (EBIT)	3,194	2,072	3,443
% of revenues	10.6%	9.5%	14.2%
Net profit (Loss) (Group share)	2,314	1,494	2,594
Tangible investments	1,353	766	1,228
Earnings per share in EUR - basic	4.26	2.87*	4.23**
- diluted	3.83	2.59	n.i.

*Taking into account an average number of 608,9 millions of outstanding shares and excluding 29 millions treasury shares over the period.

**Taking into account an average number of 639,8 millions of outstanding shares and excluding 26,2 millions treasury shares over the period.

BREAKDOWN BY ACTIVITY

Flat carbon steels

In million of euros	Year 2004 (12 months)	30 september 2004 (9 months)	30 september 2005 (9 months)
Revenue	16,139	11,459	13,540
Change			18.2%
Change at comparable structure			6.0%
Gross operating result (EBITDA)	2,299	1,391	3,025
% of revenues	14.2%	12.1%	22.3%
Operating result (EBIT)	1,666	940	2,392
% of revenues	10.3%	8.2%	17.7%
Tangible investments	723	352	831

Scope variation : Inclusion of CST.

Long carbon steels

In million of euros	Year 2004 (12 months)	30 september 2004 (9 months)	30 september 2005 (9 months)
Revenue	6,221	4,571	4,944
Change			8.2%
Change at comparable structure			11.3%
Gross operating result (EBITDA)	1,287	947	1,036
% of revenues	20.7%	20.7%	21.0%
Operating result (EBIT)	1,078	819	831
% of revenues	17.3%	17.9%	16.8%
Tangible investments	376	253	209

Scope variation : Inclusion of Acindar, Huta L.W.Sp.z.o.o. Exclusion of ADA, Emesa, Galycas, Azpeitia, Getafe, Lasao.

Stainless steels and alloys

In million of euros	Year 2004 (12 months)	30 september 2004 (9 months)	30 september 2005 (9 months)
Revenue	4,577	3,418	2,829
Change			-17.2%
Change at comparable structure			0.8%
Gross operating result (EBITDA)	258	160	165
% of revenues	5.6%	4.7%	5.8%
Operating result (EBIT)	117	50	50
% of revenues	2.6%	1.5%	1.8%
Tangible investments	145	92	106

Scope variation : Transfert (Sector Other) of Industeel, Exclusion of J&L, TEVI, Matthey US, Techalloy Thainox, Trefilados Inoxydables de Mexico of Matthey Sro (Czech Republic), Arcelor Stainless USA.

Arcelor Steel Solutions & Services (A3S)

In million of euros	Year 2004 (12 months)	30 september 2004 (9 months)	30 september 2005 (9 months)
Revenue	8,267	5,902	6,445
Change			9.2%
Change at comparable structure			9.6%
Gross operating result (EBITDA)	513	375	230
% of revenues	6.2%	6.4%	3.6%
Operating result (EBIT)	395	294	158
% of revenues	4.8%	5.0%	2.5%
Tangible investments	77	45	52

Scope variation : Inclusion of Ravené Schäfer, De Boer Group Exclusion of the Tubes activities, J&F, Deville & Suchail.

File No. 82-34727

arcelor

19, avenue de la Liberté
L-2930 Luxembourg
www.arcelor.com

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00 800 4792 4792
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